SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12 (g) of the Securities Exchange Act of 1934

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                                NetBanx.com Corp

                 (formerly Professional Recovery Systems, Ltd.)
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           Nevada                                       91-1007473
(Jurisdiction of Incorporation)            (I.R.S. Employer Identification No.)


24843 Del Prado, Suite 318, Dana Point, CA                            92629
(Address of principal executive offices)                            (Zip Code)


Registrant's telephone number, including area code:       (949) 248-8933


The following  Securities are to be registered  pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock
                                ("Common Stock")



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                                     PART I
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                        Item 1. Description of Business.
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(a) Form and Year of Organization. The Issuer was incorporated in the State of
Texas on August 24, 1995, and was reincorporated in the State of Nevada on January 23, 1998, as Professional Recovery Systems, Ltd., with the intent of initiating an agency for the collection of past due accounts, in the medical profession particularly. On or about August 1, 1999, the Issuer abandoned that business plan. Shortly following its incorporation, the company issued 1,200,000 founders shares, at par value, for organizational costs, to a single Founder, J. Dan Sifford Jr. From July of 1997 through March of 1999, the company made four successive private placements, pursuant to Regulation D, Rule 504, as then in force: 1,016,000 shares, at $0.125, to 11 sophisticated investors on about July 7, 1997; 6,600 shares at $0.10 to a single sophisticated investor on or about June 9, 1998; 90,000 shares, for services valued at $9,000.00 to a single financial and corporate services provider on or about January 22, 1999; and 69,000 shares to another financial and corporate services provider, valued at $6,900.00, on or about March 3, 1999.

     On or about October 20, 1998, the Issuer changed its place of Incorporation from Texas to Nevada, and, on July, 1999, the Issuer changed its corporate name to NetBanx.com Corp. No change of control or management, acquisition, or agreement for acquisition, merger or combination accompanied either of these corporate changes.

     These Issuances and all issuances to date, with the relevant exemption from Registration, under ss.5 of the Securities Act of 1933, are displayed in the following table. Please See Part II, Item 4, for additional information.

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ISSUANCES/EXEMPTIONS FROM 1933 ACT                          SHARES
REGISTRATION
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Founders shares, at par value, for organizational
costs, to a single Founder, J. Dan Sifford Jr [ss.4(2)
of the 1933 Securities Act]                                 1,200,000
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11 sophisticated investors on about July 7, 1997 at
$0.125 (Rule 504)                                           1,016,000
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1 sophisticated investor, June 9, 1998, at $0.10 (Rule
504)                                                            6,600
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For services valued at $9,000.00 (Rule 504) 1/22/99            90,000
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For services valued at $6,900.00 (Rule 504) 3/3/99             69,000
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TOTAL COMMON STOCK ISSUED AND OUTSTANDING                   2,381,600
(Before the forward Split of July 14, 1999)
================================================================================

     On or about July 14, 1999, the Issuer directed a five for one forward split of its shares of common stock, issued and outstanding, resulting in a post-split total of 7,035,000 shares issued and outstanding.

(b) Business of the Issuer. The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to,

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the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what may be deemed to be the adverse factors related to an initial public offering of securities registered under the Securities Act of 1933. The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     (1) Over the Counter Bulletin Board ("OTCBB"). Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. Management intends to maintain itself for quotations of its common stock on the OTC Bulletin Board of the National Associates of Securities Dealers, Inc. ("NASD"), on which its common stock is currently quoted. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), one of the requirements is that an issuer must have such securities registered under the Securities and Exchange Act of 1934. Upon the effective date of this Registration Statement, the Company's common stock became or will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act.

     (2) Current Reports on Form 8-K. In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business by purchase, reorganization or merger, the Company will file with the Securities and Exchange Commission a Current Report on Form 8-K. A filing on Form 8-K also contemplates the disclosure of financial statements and information about the acquired venture, and may include such pro forma financial information as may be material, meaningful and appropriate to inform investors and others about any acquisition, transaction or change of control involving this Issuer.

     (3) Criteria for Acquisition Targets. Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

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     (4) Management's Experience in Target Evaluation. Management generally, and
Mr Sifford particularly, has substantial experience and expertise with analyzing prospective business endeavors and will be the one to determine the viability of a prospective business endeavor. Mr Sifford also serves as Managing United
States Director for Intrepid International S.A., a Panama Corporation, and as Officer and Director of its United States subsidiary, Intrepid International Ltd., a Nevada Corporation. Mr Laurencio Jaen O., is an Officer and Director of the Panama Corporation. Intrepid International is a financial and corporate services consultant to the Issuer, in the principal business of evaluating possible target private businesses for possible acquisition, and providing, or coordinating legal, professional and audit services for client companies. Intrepid does not engage directly in fund rasing or capital formation, but assists the Issuer in evaluating its due diligence with respect to capital transactions and record keeping. In this case, both of the Officers and Directors of this Issuer are Affiliates of Intrepid International

     Further information about the Management of the Issuer, and also about Intrepid International is found hereafter in this report. Particularly see Items 4 through 7 of this Part I.

     (5) Inherent uncertainties. Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty. Management or its legal counsel and authorized representatives will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and minimal resources to engage others, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Nevertheless, there can be no assurance that the Company will be successful in locating a business with which to merge or to acquire. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company will not seek out a target company, but will use referrals from previous business contacts for potential acquisition targets. Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.


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     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. It is not anticipated that any such opportunity will be afforded to other stockholders. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals. Management may actively negotiate or otherwise consent to the purchase of any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, the Company's remaining stockholders may not be afforded an opportunity to approve or consent to any particular stock buy out transaction.

     Although it is not formally prohibited by Company policy, it is not expected that the Company will borrow funds in order to make payment to its management, promoters or their affiliates or associates in connection with any buy out transaction.

(c) Risk Factors. In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     (1) Extremely Limited Assets; No Source of Revenue.. During the fiscal year ended December 31, 1998 and the eight month period ended December 31, 1997, the Company realized net losses of $29,777, 92,374 and $240 respectively, for the fiscal years ended 1998, 1997 and 1996, and $5,160 for the eight months ended August 31, 1999. The Company has accumulated a deficit of $127,631. In addition, the Independent Auditors Report, for the Company's most recent audited financial statements, mentions: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependant upon raising capital to continue operations.... It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with." The Company has virtually no assets and has had no revenue for the past fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. It follows that the issuer will be dependent upon management and management consultants to provide services, and possible advances for filing fees, legal, professional and auditing fees, and to do so by either deferring reimbursement and compensation, or by accepting such reimbursement and compensation in the form of common stock. The Company can provide no assurance that any acquired venture will produce any material revenues for the Company or its stockholders or that any such venture will operate on a profitable basis. Except as indicated, in this paragraph, and under the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2, herein, there are no plans, proposals, agreements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate or over the next twelve month period.

     (2) Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

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     (3) Competition. Management believes that there are literally thousands of
"blank check" companies, many of which may have substantially greater financial and management resources and capabilities, which are searching for similar business opportunities. Each of these entities will present competition to the Company in its search for a suitable transaction candidate. This highly competitive environment may make it more difficult for the Company to locate and enter into a reorganization transaction with a suitable company.

     (4) Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision of whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     (5) Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     (6) Uncertainty as to Ability to Locate Suitable Business. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Nevertheless, there can be no assurance that the Company will be successful in locating a business with which to merge or to acquire.

     (7) Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     (8) State Restrictions on "Blank Check" Companies. A majority of states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders or use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.


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     By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company. The National Securities Markets Improvement Act of 1996 provides an exemption from state regulation of offerings of "covered securities." "Covered securities" include, among other things, transactions by persons other than issuers, underwriters or dealers, and certain transactions by dealers, in securities of issuers that file reports with the Securities and Exchange Act. Upon the effectiveness of this Registration Statement, the Company became or will become subject to the reporting requirements of Section 13 of the Exchange Act, and management believes that such transactions will be exempt from state regulation, with the possible exception of certain notice filings and payment of fees.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

     (9) Possible Termination of Filings under the 1934 Act. The Company has determined to register its securities under the 1934 Act on a voluntary basis. Several factors may cause the Company to terminate such filings. These include, for example, inability to locate a suitable merger or acquisition candidate and lack of sufficient funds to pay for audited financial statements and filing support; or the termination of the requirement that companies seeking a listing on NASDAQ or a national securities exchange make such filings. In the event that it decides to terminate its filings under the 1934 Act, stockholders will be at a disadvantage in obtaining current information about the Company and its financial status. In addition, holders of "unregistered" and "restricted" securities who wish to sell them under Rule 144 of the Commission may find it more difficult to sell such securities because it will be more difficult to determine whether current information about the Company is publicly available, as required by Rule 144(c).

     (10) Dependence on Management. The Company will be entirely dependent upon its management in locating any suitable acquisition or merger candidate. The Company has no employment agreements with management and does not maintain "key man" life insurance for such individuals.

     (11) Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote less than 10% of their working hours to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     (12) Loss of Corporate Control. Due to the fact that the Company has no assets, management anticipates that any merger or acquisition transaction will require the Company to issue shares of its

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common stock as the sole consideration for such transaction. Such an issuance would almost certainly result in a change in control of the Company and may also result in substantial dilution of the shares of current stockholders.

     (13) Conflicts of Interest; Related Party Transactions. Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. In addition, any remedy available under state corporate law in the event that management's fiduciary duties are compromised will most likely be prohibitively expensive and time consuming. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions. Members of management may also have and interest of office, form time to time, in similar or other capacities for one or more other companies that may be deemed to be "blank check" companies. In the event that a potential merger or acquisition candidate is brought to management's attention, these other relationships may present a conflict of interest. Management will attempt to minimize such conflict by presenting a list of the various "blank check" companies that are available for such a transaction and allowing management of the candidate entity to select the company that best meets its needs. Factors that differentiate such "blank check" companies from one another include, for example, the state of incorporation (and, accordingly, the corporation laws to which such company is subject); whether or not the company has filed a Registration Statement on Form 10-SB and is subject to the periodic reporting, proxy and other requirements of the 1934 Act; the authorized classes of stock and number of shares; the number of shares issued and outstanding; the number of stockholders; the amount and nature of any assets and liabilities; and whether or not the company's securities are quoted on the OTC Bulletin Board of the NASD. There are no current or proposed arrangements specifying the order in which the Company and any other "blank check" companies will participate in any business opportunity at such time as it may be identified.

     (14) Voting Control. Due to its ownership of a majority of the Company's outstanding voting securities, Management has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. Management's present beneficial ownership amounts to approximately 59.% of the outstanding voting securities of the Company. See Part I, Item 4.

     (15) No Market for Common Stock; No Market for Shares. Although the Company intends to maintain its listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. There has been no "established public market" for the Company's common stock during the past years and to date. At such time as the Company completes an acquisition, reorganization or merger transaction, if at all, it may attempt to qualify for listing on

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either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "Pink Sheets" or the OTC Bulletin Board of the NASD.

     (16) Risks of "Penny Stocks". The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

(d) Year 2000. Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

(e) Principal Products and Services. The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

(f) Distribution Methods of the Products or Services. Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

(g) Status of any Publicly Announced New Product or Service. None; not applicable.


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(h) Competitive Business Conditions. Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. Each of these entities may be deemed to present direct competition to the Company in a search for a suitable merger or acquisition target. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

(i) Sources and Availability of Raw Materials and Names of Principal Suppliers. None; not applicable.

(j) Dependence on One or a Few Major Customers. None; not applicable.

(k) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts. None; not applicable.

(l) Need for any Governmental Approval of Principal Products or Services. Because the Company currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

(m) Effect of Existing or Probable Governmental Regulations on Business. The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more. The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

(n) Research and Development. None; not applicable.

(o) Cost and Effects of Compliance with Environmental Laws. None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

(p) Number of total employees and full-time employees. None.

--------------------------------------------------------------------------------
        Item 2. Managements Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------------------

(a) Plan of Operation for the Next Twelve Months.

     The Company has not engaged in any material operations or had any revenues from operations during the past eight fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for any such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to two areas: maintaining the Company in good standing and expenses associated with reviewing or investigating any potential business venture, which expenses may be advanced by management or principal stockholders as loans to the Company, and may be settled, reimbursed or compensated by the issuance of common stock. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loans, if any, or the amounts of common stock which may be issued, for such services or advances. However, there are no preliminary agreements or understandings with respect to loan agreements or issuances by officers, directors, principals or affiliates of the Company, and any such loan or settlement will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

     While no assurance can be given when and if this Company will acquire potentially profitable assets, management offers its guarded and cautionary estimate, based on its intention, that a business combination will be identified within the next twelve to eighteen months.

(b) Results of Operations.

     The Company has had no material operations since inception, losses of $29,777, 92,374 and $240 respectively, for the fiscal years ended 1998, 1997 and 1996, and $5,160 for the eight months ended August 31, 1999. The Company has accumulated a deficit of $127,631, if calculated on pre-forward split numbers, or $132,431 following the five for one forward split of July 14, 1999. The reason for the difference in the resulting calculations is due to the fact that the Issuer did not change the par value in connection with the forward split. The funding of the payments that account for these deficits resulted substantailly from the issuance of shares of common stock of the Company for services rendered and advances, in lieu of cash. These services primarily related to maintaining the Company in good standing and "due diligence" activities with respect to its history and past operations. These activities have included, for example, confirming good standing, reviewing stock transfer records and Articles of Incorporation, as amended, and arranging for the preparation and auditing of financial statements. These activities were undertaken to qualify the Issuer's common stock for quotation on the OTC Bulletin Board, and in contemplation of the preparation of this Registration Statement.

(c) Liquidity.

     The Company had limited and diminishing liquidity during the fiscal years ended 1998, 1997 and 1996, and virtually no liquidity following the eight months ended August 31, 1999. Except as stated under the heading "Plan of Operation," above, the Company does not contemplate raising capital over the next twelve months by issuance of debt or equity securities. The Company has no loan agreements with any officer or director. Ordinarily any fees paid to management in connection with any capital restructuring or corporate reorganization are first used to pay liabilities. If there are no funds available, it is expected that management would contribute these amounts to capital to pay these liabilities in hopes of enhancing the value of their stock ownership. Alternatively, and foreseeably, in the absence of cash to maintain this company current in required filings, legal, professional expenses, the practice of providing compensation by issuing stock is probable, with the significant exception of the Company's independent auditor, who may not properly be compensated in such a manner. Accordingly, in the absence of corporate liquidity, management is expected to advance those fees which are not appropriate for settlement, compensation or reimbursement in stock.

--------------------------------------------------------------------------------
                        Item 3. Description of Property.
--------------------------------------------------------------------------------

     The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers, consultants and attorneys. The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of its President, David C. Merrell, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of time or other burden, such that, the costs of such non-exclusive uses have been minimal and without significant negative impact on the financial condition of the Issuer. These uses have had the positive impact of relieving the Issuer from the burden of maintaining non-productive assets.

--------------------------------------------------------------------------------
     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

============================================================================================================================
Name and Address of Beneficial Owner                      Actual                             Attributed
                                                         Ownership                 %          Ownership                %
----------------------------------------------------------------------------------------------------------------------------
J. Dan Sifford, Jr., President/Director                  5,000,000                41.99       7,035,000              59.08
3131 Southwest Freeway
Suite 46
Houston, Texas 77098
============================================================================================================================
Laurencio Jaen O., Secretary/Treasurer/Director                -0-                  -0-             -0-               0.00
P. O. Box 8807
Panama City 5
Republic of Panama
============================================================================================================================
All Officers and Directors as a Group                    5,000,000                41.99       7,035,000              59.08
============================================================================================================================
Intrepid International, S.A                                345,000                 2.90       7,035,000              59.08
P. O. Box 8807
Panama City 5
Republic of Panama
----------------------------------------------------------------------------------------------------------------------------
HJS Financial Services, Inc.                             1,450,000                12.18       7,035,000            59.08
24843 Del Prado #318
Dana Point CA 92629
----------------------------------------------------------------------------------------------------------------------------
Anneius Equity Management Corp                             240,000                 2.02       7,035,000            59.08
34861 Spinnaker
Dana Point CA 92629
============================================================================================================================
Total Other 5% Owners                                    2,035,000                17.09
=========================================================================================
TOTAL ALL AFFILIATES                                     7,035,000                59.08
=========================================================================================
Total Shares Issued and Outstanding                      7,035,000                59.08
=========================================================================================


     In the foregoing table, the share ownership of each of the listed shareholders are attributed to and each other and to all of them. The reason for this attribution is that there is sufficient commonality between and among the officers of this Issuer, and one or more officers of the other entities, such that all are deemed to be affiliates of the issuer.

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. Any such changes would be reported promptly in the form of a Current Report on Form 8-K, filed with the Securities and Exchange Commission and made public information.

--------------------------------------------------------------------------------
      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     J. Dan Sifford, Jr., age 61, President/Director, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities, among them: Indiasa

Securities Corporation, to structure the financing necessary to facilitate the transactions; Indiasa Aviation Corporation, to serve as an all cargo airline operating large cargo aircraft throughout Latin America; and Overseas Aviation Corporation, to buy, sell, lease and broker aircraft, and to provide services to Indiasa Aviation Corporation and to other airlines. Indiasa, which is the parent company of all the Panamanian companies formed by Mr. Sifford, operates, through its partially owned subsidiary, Robmar International, S. A., plants in Argentina and Brazil which produce high temperature, high pressure lubricants and sealants. For twelve years ending in 1982, it operated, through its partially owned subsidiaries Indiasa Aviation Corporation and Overseas Aviation Corporation, an all cargo airline based at Miami International Airport and serving points throughout Central and South America and Africa. In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and was recently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean. For the past two years, Mr. Sifford has been the United States Managing Director for Intrepid International, S.A. (Panama), an international financial and corporate service provider. He is fluent in the Spanish Language.

     Laurencio Jaen O., age 70, Secretary/Treasurer/Director resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world's largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

--------------------------------------------------------------------------------
                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     Since the inception of this Issuer, the Company has paid no cash compensation to its officers or directors. Officers and directors of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company at some time in the future, pursuant to some arrangement to be determined on the basis of the nature and extent of the services which may be required and will be, if adopted, no less favorable to the Company than the charges for similar services made or offered by independent third parties similarly qualified. No officer or director is required to make any specific amount or percentage of his or her business time available to the Company. No options, plans or arrangements for deferred compensation, or future compensation have been adopted and none are contemplated at this time.

--------------------------------------------------------------------------------
             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     Intrepid International, S. A. ("Intrepid") was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, the Company broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Company sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Company, incorporated as Intrepid International,

Ltd. ("Intrepid US") to provide the required representation and agency for the Company in North America and Europe. Intrepid US is incorporated in the State of Nevada. Intrepid is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies, generally, and an occasional investor for its own account.

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Panama Company since its inception in 1984, resides in Panama City, Republic of Panama. His biography has been provided in Item 5 above.

     Teodoro F. Franco L., Secretary and a Director of the Panama Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panama with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office. Teodoro Franco's brother and partner, Dr. Juaquin F. Franco, Jr., has held many public offices over the past four decades, most recently as the Governor of Colon Province, the state containing the Atlantic entrance to the Panama Canal and the Colon Free Zone. His nephew and associate in the firm, Juaquin F. Franco, III, has served as the Minister of Commerce and is currently a member of the House of Representatives and a candidate for President of the Republic. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Panama Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biography has been provided in Item 5 above. The officers and directors of Intrepid International, Ltd. (Nevada) ("Intrepid US") are two individuals; KIRT
W. JAMES, and J. DAN SIFFORD, JR.

     Kirt W. James, the President of Intrepid US, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place.

     J. Dan Sifford, Jr., Secretary-Treasurer of Intrepid US. His biography has been provided in Item 5 above.

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity and
             Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

==========================================================================================================
PERIOD             HIGH BID         LOW BID           PERIOD            HIGH BID          LOW BID
----------------------------------------------------------------------------------------------------------
3rd 1998           N/A              N/A               1st 1999          4.25              2.00
----------------------------------------------------------------------------------------------------------
4th 1998           3.25             3.00              2nd 1999          5.375             2.00
==========================================================================================================

     The foregoing price information is based upon inter-dealer prices without retail mark-up, markdown or commissions and may not reflect actual transactions. The source of this information is commercial internet reporting services.

(b) Holders. There are about 50 holders of the common stock of this Issuer.

(c) Dividends. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     Provided in this Item are Recent Sales of Unregistered Securities: (a) The date, title and amount of securities sold. (b) Principal Underwriters, if any. If the small business issuer did not publicly offer any securities, identify the persons or class of persons to whom the small business issuer sold the securities. (c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the small business issuer. (d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available. (e) If the securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities, disclose the terms of conversion or exercise of the securities:

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

===================================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
-----------------------------------------------------------------------------------------------------------------------------------
8/24/1995              Common Stock              ss.4(2)            $1,200.00         1,200,000             No.
-----------------------------------------------------------------------------------------------------------------------------------
Founders shares, issued at par value, for organizational costs, to a single Founder, J. Dan Sifford Jr.
===================================================================================================================================

===================================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
-----------------------------------------------------------------------------------------------------------------------------------
7/7/97                 Common Stock              Rule 504           $0.125            1,016,000             $127,000
-----------------------------------------------------------------------------------------------------------------------------------
The Offering was opened on June 24, 1997 and closed July 7, 1997, to a limited number of persons with pre-existing relationships with management. 11 sophisticated investors, with preexisting relationships were the purchasers.
===================================================================================================================================

===================================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
-----------------------------------------------------------------------------------------------------------------------------------
6/9/98                 Common Stock              Rule 504           $0.05             6,000                 $330.00
-----------------------------------------------------------------------------------------------------------------------------------
Sold informally on an unsolicited basis to a single sophisticated investor, with preexisting relationships to Management.
===================================================================================================================================

===================================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
-----------------------------------------------------------------------------------------------------------------------------------
6/9/98                 Common Stock              Rule 504           $0.10             90,000                No.
-----------------------------------------------------------------------------------------------------------------------------------
For Legal, Accounting and Professional services and advances to or for the
Issuer, provided by a single financial and corporate service provider.
===================================================================================================================================

===================================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
-----------------------------------------------------------------------------------------------------------------------------------
3/3/99                 Common Stock              Rule 504           $9,000.00         90,000                No.
-----------------------------------------------------------------------------------------------------------------------------------
For Legal, Accounting and Professional services and advances to or for the
Issuer, provided by a single financial and corporate service provider.
===================================================================================================================================

===================================================================================================================================
Date                   Title                     Exemption          Price             Amount                Cash
-----------------------------------------------------------------------------------------------------------------------------------
3/31/99                Common Stock              Rule 504           $0.10             6,600                 $660.00
-----------------------------------------------------------------------------------------------------------------------------------
Sold informally on an unsolicited basis to a single sophisticated investor, with preexisting relationships to Management.
===================================================================================================================================

     On or about July 14, 1999, the Issuer directed a five for one forward split of it common stock. There have been no issuances since that direction, and all numbers reported above were pre-split numbers.

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

(a) Selected Financial Information. The following selected information is presented for an overview. Please see sub-item (c) below for coordination of the audited and un-audited financial statements. On July 14, 1999, the issuer directed a five for one forward split of its common stock. For convenient comparison all figures in the following table are indicated in pre-split share amounts.

==============================================================================================
                                8/31/99          12/31/98          12/31/97          12/31/96
==============================================================================================
Total Assets                     $1,229            $5,729           $34,866              $880
----------------------------------------------------------------------------------------------
Revenues                              0                 0                 0                 0
----------------------------------------------------------------------------------------------
Operating Expenses                5,160            29,777            92,374               240
----------------------------------------------------------------------------------------------
Net Earnings or (Loss)           (5,160)          (29,777)          (92,374)             (240)
----------------------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)                    (0.00217)            (0.01)            (0.06)            (0.00)
----------------------------------------------------------------------------------------------
Average Common
Shares Outstanding            2,381,600         2,216,000         1,581,000         1,200,000
==============================================================================================

     If Post-Foreward Split numbers were used in the foregoing table, the 8/31/99 figures would have differed as follows:

===========================================================================================
                                     8/31/99            12/31/98           12/31/97
===========================================================================================
Per Share Earnings
  or (Loss)                          (0.00043)          (0.00262)          (0.0596)
-------------------------------------------------------------------------------------------
Average Common
Shares Outstanding                 11,908,000         11,080,000         7,905,000
===========================================================================================

(b) Financial Statements.

---------------------------------------------------------------------------------------------------------
                                           FINANCIAL STATEMENTS                                   PAGE
---------------------------------------------------------------------------------------------------------
    F-1       AUDITED FINANCIAL STATEMENTS for the years ended December 31, 1998, 1997, 1996
---------------------------------------------------------------------------------------------------------
    F-2       UN-AUDITED FINANCIAL STATEMENTS for the eight months ended August 31, 1999
=========================================================================================================

(c) Co-ordination of Financial Statements.

     There is an apparent inconsistency between the audited financial statements for the years ended December 31, 1999, and the un-audited financial statements for the months ended August 31, 1999. The reason for the apparent difference is the five to one forward split of July 14, 1999. The audited financial statements speak as of the close of the fiscal year before the forward split. The un-audited financial statements speak as of the month ended August 31, 1999, following the forward split.

--------------------------------------------------------------------------------
                                       F-1

                          AUDITED FINANCIAL STATEMENTS
                                     FOR THE
                    YEARS ENDED December 31, 1998, 1997, 1996
--------------------------------------------------------------------------------

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                              Financial Statements
                        December 31, 1998, 1997 and 1996

                                 C O N T E N T S



Independent Auditors' Report ...............................................   3

Balance Sheets .............................................................   4

Statements of Operations ...................................................   5

Statements of Stockholders' Equity .........................................   6

Statements of Cash Flows ...................................................   7

Notes to the Financial Statements ..........................................   8

                  [LETTERHEAD OF CROUCH, BIERWOLF & CHISHOLM]


                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Professional Recovery Systems, Ltd.

We have audited the accompanying balance sheets of Professional Recovery Systems, Ltd. (a Development Stage Company) as of December 31, 1998, 1997 and 1996 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on August 24, 1995 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Recovery Systems, Ltd. (a Development Stage Company) as of December 31, 1998, 1997 and 1996 and the results of its operations and cash flows for the years ended December 31, 1998, 1997 and 1996 and from inception on August 24, 1995 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/S/ CROUCH, BIERWOLF & CHISHOLM

Salt Lake City, Utah
April 7, 1999

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                                             December 31,
                                                                -----------------------------------
                                                                  1998          1997        1996
                                                                ---------    ---------    ---------
Current assets
   Cash                                                         $   5,329    $  34,866    $    --
                                                                ---------    ---------    ---------

Total Current Assets                                                5,329       34,866         --
                                                                ---------    ---------    ---------

Other assets
   Organization costs (Net of amortization)                           400          640          880
                                                                ---------    ---------    ---------

Total Other Assets                                                    400          640          880
                                                                ---------    ---------    ---------

      Total Assets                                              $   5,729    $  35,506    $     880
                                                                =========    =========    =========

                      Liabilities and Stockholders' Equity

Current Liabilities                                                  --           --           --
                                                                ---------    ---------    ---------

Stockholders' Equity
   Common Stock, authorized
     50,000,000 shares of $.001 par value,
     issued and outstanding 2,216,000, 2,216,000
     and 1,200,000 shares respectively                              2,216        2,216        1,200
   Additional Paid in Capital                                     125,984      125,984         --
   Deficit Accumulated During the
     Development Stage                                           (122,471)     (92,694)        (320)
                                                                ---------    ---------    ---------

       Total Stockholders' Equity                                   5,729       35,506          880
                                                                ---------    ---------    ---------

Total Liabilities and Stockholders' Equity                      $   5,729    $  35,506    $     880
                                                                =========    =========    =========

    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                            Statements of Operations


                                                                                    Deficit
                                                                                  Accumulated
                                         For the years ended December 31,         during the
                                     -------------------------------------------  development
                                         1998           1997           1996          Stage
                                      -----------    -----------    -----------    -----------
Revenues:                             $      --      $      --      $      --      $      --

Expenses:

   General & Administrative               (29,777)       (92,374)          (240)      (122,471)
                                      -----------    -----------    -----------    -----------

          Total Expenses                  (29,777)       (92,374)          (240)      (122,471)
                                      -----------    -----------    -----------    -----------

Net (Loss)                            $   (29,777)   $   (92,374)   $      (240)   $  (122,471)
                                      ===========    ===========    ===========    ===========

Net Loss Per Share                    $     (0.01)   $     (0.06)   $     (0.00)   $     (0.08)
                                      ===========    ===========    ===========    ===========

Weighted average shares outstanding     2,216,000      1,581,000      1,200,000      1,619,519
                                      ===========    ===========    ===========    ===========



    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity


                                                                              Additional      Deficit
                                                                                Paid-in      Accumulated
                                                                                Capital      During the
                                                      Common Stock           (Discount on    Development
                                                 Shares         Amount          Stock)         Stage
                                                ---------      ---------      ---------      ---------
Balance at beginning of development
 stage - August 24, 1995                             --        $    --        $    --        $    --

Shares issued for organizational costs          1,200,000          1,200           --             --

Net loss December 31, 1995                           --             --             --              (80)
                                                ---------      ---------      ---------      ---------

Balance, December 31, 1995                      1,200,000          1,200           --              (80)

Net loss December 31, 1996                           --             --             --             (240)
                                                ---------      ---------      ---------      ---------

Balance, December 31, 1996                      1,200,000          1,200           --             (320)

July 15, 1997 - issued at $0.125 per share      1,016,000          1,016        125,984           --

Net loss December 31, 1997                           --             --             --          (92,374)
                                                ---------      ---------      ---------      ---------

Balance, December 31, 1997                      2,216,000          2,216        125,984        (92,694)

Net loss December 31, 1998                           --             --             --          (29,777)
                                                ---------      ---------      ---------      ---------

Balance, December 31, 1998                      2,216,000      $   2,216      $ 125,984      $(122,471)
                                                =========      =========      =========      =========


    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                                                       August 24,
                                                                                     1995 (inception
                                                                                        of the
                                                                                       development
                                                                                       stage) to
                                            For the years ended December 31,           December 31,
                                          1998            1997            1996            1998
                                        ---------       ---------       ---------       ---------
Cash Flows form Operating
 Activities

     Net loss                           $ (29,777)      $ (92,374)      $    (240)      $(122,471)
     Adjustments to reconcile
       net loss to net cash
       provided by operations
     Amortization                             240             240             240             800
                                        ---------       ---------       ---------       ---------

Net Cash Flows used in
 Operating Activities                     (29,537)        (92,134)           --          (121,671)
                                        ---------       ---------       ---------       ---------

Cash Flows from Investment
 Activities:                                 --              --              --              --
                                        ---------       ---------       ---------       ---------

Cash Flows from Financing
 Activities:
      Issuance of stock                      --           127,000            --           127,000
                                        ---------       ---------       ---------       ---------

Net increase (decrease) in cash           (29,537)         34,866            --             5,329

Cash, beginning of year                    34,866            --              --              --
                                        ---------       ---------       ---------       ---------

Cash, end of year                       $   5,329       $  34,866       $    --         $   5,329
                                        =========       =========       =========       =========

Supplemental Cash Flow Information
   Cash Paid for:
     Interest                           $    --         $    --         $    --         $    --
     Taxes                              $    --         $    --         $    --         $    --

    The accompanying notes are an integral part of these financial statements

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                        December 31, 1998, 1997 and 1996

NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          Professional Recovery Systems, Ltd., ("the Company") was originally incorporated in Texas on August 24, 1995. On January 23, 1998, the Company reincorporated in Nevada. The Company intends to specialize in the collection of delinquent medical accounts receivable for hospitals and clinics.

     b.   Accounting Method

          The Company recognizes income and expenses on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $122,471 that will be offset against future taxable income. Since the Company is in the development stage, no provision for income taxes has been made.

          Deferred tax assets and the valuation account is as follows at December 31, 1998, 1997 and 1996.

                                               December 31,
                                       1998        1997         1996
                                     --------    --------    ---------
          Deferred tax asset:
             NOL carrryforward       $ 41,640    $ 31,407    $     82
          Valuation allowance         (41,640)    (31,407)        (82)
                                     --------    --------    --------
          Total                      $   --      $   --      $   --
                                     ========    ========    ========

     f.   Organization Costs

          In 1995, Organization costs were paid by shareholders and exchanged for 1,200,000 shares of common stock having a par value of $1,200. These costs are being amortized over a period of 60 months and will be recovered only if the Company is able to generate a positive cash flow from operations.

                       Professional Recovery Systems, Ltd.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                        December 31, 1998, 1997 and 1996

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management=s plan to raise additional funds to begin its intended operations, or find an operating company to merge with.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Related Party Transactions

          During 1998 and 1997, $10,000 and $22,000, respectively, was paid in consulting fees to shareholders and officers of the Company.

--------------------------------------------------------------------------------
                                       F-2

                         Un-AUDITED FINANCIAL STATEMENTS
                                     for the
                       Eight Months ended August 31, 1999
--------------------------------------------------------------------------------

                       PROFESSIONAL RECOVERY SYSTEMS, INC.
                           BALANCE SHEETS (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                      and the period ended August 31, 1999



                                                                                December 31,
                                                               August 31,   ----------------------
                                                                 1999         1998         1997
                                                               ---------    ---------    ---------
                                     ASSETS

CURRENT ASSETS

     Cash                                                      $     329    $   5,329    $  34,923
     Accounts receivable                                             660
                                                               ---------    ---------    ---------

           Total Current Assets                                      989        5,329       34,866

OTHER ASSETS

     Organization Costs (Note 2)                                     240          400          640
                                                               ---------    ---------    ---------

           Total Other Assets                                        240          400          640




TOTAL ASSETS                                                   $   1,229    $   5,729    $  35,506
                                                               =========    =========    =========

                       LIABILITIES & STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY

     Common Stock, $.001 par value; authorized 50,000,000
        shares; issued and outstanding, 11,080,000 shares,
        11,080,000 shares and 11,908,000 shares respectively      11,908       11,080       11,080

     Additional paid-in Capital                                  121,752      121,920      121,920

     Accumulated Surplus (Deficit)                              (132,431)    (127,271)     (97,494)
                                                               ---------    ---------    ---------

Total Stockholders' Equity                                         1,229        5,729       35,506
                                                               ---------    ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $   1,229    $   5,729    $  35,506
                                                               =========    =========    =========


                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-2

                       PROFESSIONAL RECOVERY SYSTEMS, INC.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                      and the period ended August 31, 1999


                                                                        December 31,
                                                  August 31,    ---------------------------
                                                    1999            1998           1997
                                                ------------    ------------    -----------
Revenues                                        $        -0-    $        -0-    $       -0-

Expenses
   Amortization                                          160             240            240
   Professional Fees                                   5,000          28,435         79,801
   Travel                                                                            12,333
   Miscellaneous expenses                                              1,102
                                                ------------    ------------    -----------
Total Expenses                                         5,160          29,777         92,374

                                                ============    ============    ===========
Net Income (Loss)                               $     (5,160)   $    (29,777)   $   (92,374)

Weighted average number of shares outstanding     11,908,000      11,080,000      7,905,000

Earnings (Loss) per Share                       $   (0.00043)   $   (0.00269)   $   (0.0569)
                                                ============    ============    ===========



                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-3

                       PROFESSIONAL RECOVERY SYSTEMS, INC.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED) for the period from inception of the Development Stage on August 24, 1995, for the fiscal years ended December 31, 1995 through 1998
                      and the period ended August 31, 1999

                                                                             Additional     Accumulated      Total Stock-
                                                Common            Par         Paid-In          Equity       holders' Equity
                                                 Stock           Value        Capital        (Deficit)        (Deficit)
                                             --------------   ----------   --------------   -------------   --------------
    Inception (August 24, 1995)                        -0-    $     -0-    $         -0-    $        -0-    $         -0-

    Inception through December
    31, 1995: Stock issued for
    cash and services                            6,000,000        6,000              -0-          (4,800)           1,200

    Net gain (loss) for year 1995                                                                    (80)
                                             --------------   ----------   --------------   -------------   --------------
    Balances December 31, 1995                   6,000,000        6,000              -0-          (4,880)           1,120

    Net gain (loss) for year 1996                                                                   (240)
                                             --------------   ----------   --------------   -------------   --------------
    Balances December 31, 1996                   6,000,000        6,000              -0-          (5,120)             880

    Common Stock issued for cash
         at $0.125 per share                     5,080,000        5,080          121,920

    Net gain (loss) for period
         ended December 31, 1997                                                                 (92,374)
                                             --------------     --------     ------------     -----------     ------------
    Balances December 31, 1997                  11,080,000       11,080          121,920         (97,494)          35,506

    Net gain (loss) for period
         ended December 31, 1998                                                                 (29,777)
                                             --------------     --------     ------------     -----------     ------------
    Balances June 30, 1998                      11,080,000       11,080          121,920        (127,271)           5,729

    Common Stock issued for cash
         at $0.10 per share                         33,000           33              627

    Common Stock issued for services               795,000          795             (795)

    Net gain (loss) for period
         ended August 31, 1999                                                                    (5,160)
                                             --------------     --------     ------------     -----------     ------------
    Balances August 31, 1999                    11,908,000       11,908          121,752        (132,431)           1,229


                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-4

                       PROFESSIONAL RECOVERY SYSTEMS, INC.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                      and the period ended August 31, 1999


                                                              December 31,
                                          August 31,    -----------------------
                                             1999         1998          1997
                                          ---------     ---------     ---------

Operating Activities

   Net Income (Loss)                      $  (5,160)    $ (29,777)    $ (92,374)

   Less items not effecting cash
        flow (amortization)                     160           240           240
                                          ---------     ---------     ---------

Total working capital (used)                 (5,000)      (29,537)      (92,134)

   Financing Activities
      Proceeds from Sale
         of Common Stock                        660                     127,000

(Increase) in accounts recrivable              (660)

Increase (Decrease) in
   working capital                        $  (5,000)    $ (29,537)    $  34,866
                                          =========     =========     =========


Cash at Beginning of Period                   5,329        34,866           -0-

Cash at End of Period                     $     329     $   5,329     $  34,866
                                          =========     =========     =========




                   The accompanying notes are an integral part
                         of these financial statements.


                                    page F-5

                       PROFESSIONAL RECOVERY SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 for the years ended December 31, 1997 and 1998
                      and the period ended August 31, 1999




1-FORMATION AND OPERATIONS OF THE COMPANY

     Professional Recovery Systems, Inc. (the "Company") was incorporated on August 24, 1995 in the State of Texas and and subsequently reincorporated in Nevada on January 23, 1998 with the intent of initiating an agency for the collection of past due accounts in the medical field. The Company is authorized to issue 50,000,000 Common Shares each with a par value of $0.001. In 1997 the Board of Directors and Shareholders of the Company authorized the issuance of a minimum of 5,000,000, and a maximum of 5,500,000 of its Common Shares in a Regulation D, 504 offering. As of the date of these statements, 6,908,000 shares have been issued pursuant to that offering and additional 504 offerings.

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

     (b)  FISCAL YEAR

          The Company's proposed fiscal year for accounting and tax purposes is December 31.

     (c)  ORGANIZATION COSTS

          The Company incurred $1,200 of organization costs in 1995. These costs, which were paid by shareholders of the Company and which were exchanged for 6,000,000 shares of common stock which was valued by management at $1,200, and which is being amortized on a straight line method over a 60 month period. These costs will be recovered only if, the Company is able to generate a positive cash flow from operations.

     (d)  CASH EQUIVALENTS

          For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whenever cash amounts are to be included on the Company's Statements of Cash Flow, however, they will be comprised exclusively of cash.



                                    page F-6

Professional Recovery Systems, Inc.
Notes to Financial Statements
for the years ended December 31, 19967 and 1998
and the period ended August 31, 1999
continued

3-PROPERTY AND EXECUTIVE COMPENSATION

     (a)  PROPERTY:

          The Company's offices and all of its records are located at 3131 Southwest Freeway, Suite 46, Houston, Texas 77098.

     (b)  EXECUTIVE COMPENSATION:

          Since inception, the Company has paid no cash compensation to its officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company. In addition, Officers may receive compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director is required to make any specific amount or percentage of his business time available to the Company.

4-STOCKHOLDERS' EQUITY.

The Company is authorized to issue 50,000,000 shares of common stock having a par value of $0.001. In August 1995, 6,000,000 shares of Common Stock, were issued in exchange for organizational costs which were valued by management at a total of $1,200. During 1997, 5,080,000 shares were issued in exchange for $127,000 in cash. During 1999, 33,000 shares were issued in exchange for $660 in cash. During 1999, 795,000 shares were issued in exchange for $services rendered. On July 14, 1999, the Company authorized a 5 for 1 forward split of its common shares. For purposes of clarity, all share amounts and par values have been stated as if the new capitalization had been in effect since inception.


                                    page F-7

--------------------------------------------------------------------------------

                                    PART III
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------


                                  Exhibit Index

================================================================================

  Exhibit                               Table Category  /  Description of Exhibit                               Page
   Table                                                                                                       Number
     #
--------------------------------------------------------------------------------------------------------------------------
                                [2] Articles/Certificates of Incorporation, and By-Laws
--------------------------------------------------------------------------------------------------------------------------
    2.1        ARTICLES OF INCORPORATION: (Texas)
--------------------------------------------------------------------------------------------------------------------------
    2.2        ARTICLES OF INCORPORATION: (Nevada)
--------------------------------------------------------------------------------------------------------------------------
    2.3        ARTICLES OF MERGER: Change of Situs from Texas to Nevada
--------------------------------------------------------------------------------------------------------------------------
    2.4        ARTICLES OF AMENDMENT: (Nevada Name Change)
--------------------------------------------------------------------------------------------------------------------------
    2.5        BY-LAWS
--------------------------------------------------------------------------------------------------------------------------
                                  [3] INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS
--------------------------------------------------------------------------------------------------------------------------
     3         SPECIMEN CERTIFICATE: Common Voting Equity Stock
==========================================================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                                NetBanx.com Corp

                 (formerly Professional Recovery Systems, Inc.)

                                       by







/s/ J. Dan Sifford Jr.                        /s/  Laurencio Jaen O.
----------------------------------            ----------------------------------
J. Dan Sifford Jr.                            Laurencio Jaen O.
PRESIDENT/DIRECTOR                            SECRETARY/DIRECTOR